Exhibit 12.1.1

Ameren Corporation

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2007	2008	2009	2010(a)	2011(b)
Earnings available for fixed charges:
Net income from continuing operations attributable to Ameren Corporation	$617,804	$605,189	$612,313	$138,678	$518,945
Net income attributable to noncontrolling interest	27,266	28,422	2,007	3,366	1,061
Taxes based on income	330,141	326,736	332,128	325,320	310,110
Fixed charges excluding capitalized interest and preferred stock dividends tax adjustment	455,935	477,090	552,547	542,676	492,058
Amortization of capitalized interest	2,300	2,912	3,301	3,484	3,544

Earnings available for fixed charges	$1,433,446	$1,440,349	$1,502,296	$1,013,524	$1,325,718

Fixed charges:
Interest expense on short-term and long-term debt (c)	421,406	440,507	518,149	511,468	464,522
Capitalized interest(d)	13,947	19,796	12,798	5,852	2,920
Estimated interest cost within rental expense	5,020	6,510	8,341	8,593	8,196
Amortization of net debt premium, discount, and expenses	18,638	19,716	16,183	14,337	13,312
Subsidiary preferred stock dividends	10,871	10,357	9,874	8,278	6,028
Adjust preferred stock dividends to pretax basis	5,709	5,497	5,271	4,753	3,561

Total fixed charges	$475,591	$502,383	$570,616	$553,281	$498,539

Consolidated ratio of earnings to fixed charges	3.01	2.87	2.63	1.83	2.66

(a)

In the third quarter of 2010, Ameren Corporation recorded a goodwill and other impairment charge of $589 million. See Note 17—Goodwill, Impairment and Other Charges under Part II, Item 8 of the 2011 Form 10-K for additional information.

(b)

During 2011, Ameren Corporation recorded a charge to earnings of $125 million related to a loss on regulatory disallowance, charges related to the closure of two energy centers and asset impairments. See Note 17—Goodwill, Impairment and Other Charges under Part II, Item 8 of the 2011 Form 10-K for additional information.

(c)	Includes interest expense related to uncertain tax positions.
(d)	Excludes allowance for funds used during construction.